3/16/2004

SECURITIES AND EXCHANGE COMMISSION

04002122

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. D. Vest Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6333 North State Hwy 161, 4th Floor
(No. and Street)

Irving (City) TX (State) 75038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Bennett 972-870-6041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG, LLP
(Name – *if individual, state last, first, middle name*)

717 North Harwood St. Suite 3100 Dallas, TX 75201
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2004 WASH, D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Joel Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.D. Vest Investment Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONYA SCOTT MERRITT
Notary Public
State of Texas
My Commission Expires
July 17, 2006

Signature

Financial Operation Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

H.D. VEST INVESTMENT SECURITIES, INC.

Financial Statements and Additional Information

December 31, 2003

(With Independent Auditors' Report Thereon)

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Independent Auditors' Report

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (a Texas corporation and wholly owned subsidiary of H.D. Vest, Inc.) (the Company) as of December 31, 2003 and the related statements of operations, shareholder's investment, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 13, 2004

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2003

Assets

Assets:		
Current:		
Cash and cash equivalents	$	25,380,860
Commissions and accounts receivable		6,827,912
Other assets		73,300
Total current assets		32,282,072
Long-term receivables		3,380
Goodwill		104,300,551
Total assets	$	136,586,003

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	6,854,822
Amounts due on clearing transactions		2,864,830
Payable to Parent		203,112
Accrued liabilities		7,217,323
Total liabilities		17,140,087
Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		110,999,079
Retained earnings		8,429,365
Total shareholder's investment		119,445,916
Total liabilities and shareholder's investment	$	136,586,003

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Operations

Year ended December 31, 2003

Revenue:		
Commissions	$	119,821,777
Interest and other		165,179
Total revenue		119,986,956
Expenses:		
Commissions		82,492,246
Facilities and service fee to Parent		22,020,000
Claims and litigation costs		6,297,144
Bank charges and other		421,535
Total expenses		111,230,925
Net income before taxes		8,756,031
Income tax expense		3,170,857
Net income	$	5,585,174

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Shareholder's Investment

Year ended December 31, 2003

	Shares of common stock issued and outstanding		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2002	546,000	$	17,472	110,999,079	2,844,191	113,860,742
Net income	—		—	—	5,585,174	5,585,174
Balance, December 31, 2003	546,000	$	17,472	110,999,079	8,429,365	119,445,916

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 5,585,174
Reconciliation of net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions and accounts receivable	(828,303)
Long-term receivables	56,694
Commissions payable	638,634
Amounts due on clearing transactions	1,266,340
Payable to Parent	(1,290,834)
Accrued liabilities	6,306,966
Net cash provided by operating activities	11,734,671
Net increase in cash and cash equivalents	11,734,671
Cash and cash equivalents, beginning of year	13,646,189
Cash and cash equivalents, end of year	$ 25,380,860

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent in turn is an indirect, wholly owned subsidiary of Wells Fargo & Company (WFC). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, and the Commonwealth of Puerto Rico. The Company is a member of the National Association of Securities Dealers (NASD), the Securities Industry Association, and the Securities Investor Protection Corporation. The Company cleared security transactions through National Financial Services LLC on a fully disclosed basis during 2003 and converted the majority of its customers' accounts to Wells Fargo Investments, LLC (WFI), on a fully disclosed basis, in November 2003 (note 3). WFI is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is WFC.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Revenue Recognition

Commission revenue and related commission expense are recognized on a trade-date basis. Trailers (12b-1 funds) are earned on investments held, on a continuous basis, with product sponsors. Each quarter, trailers are accrued on investments held within the quarter.

(c) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(d) Income Taxes

The Company is included in the consolidated federal income tax return of WFC. Federal income taxes are generally allocated to the Company as if it had filed a separate return. WFC also files combined state tax returns in certain states. State taxes are also allocated to the Company. Income taxes are composed primarily of current tax benefit and there is no significant difference between the book basis and the tax basis of the Company's assets and liabilities. The Company records its share of WFC's consolidated tax liability in accrued liabilities. At December 31, 2003, the Company owed $812,709 for state and federal income taxes.

(e) Amounts Due on Clearing Transactions

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

(f) *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(g) ***Goodwill***

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment. See note 5.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital can not be less than $250,000 or 6⅔% of aggregate indebtedness, whichever is greater. At December 31, 2003, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$	14,754,679
Required net capital		1,142,672
Excess net capital	$	13,612,007
Ratio of AI/NC		1.16 to 1

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays substantially all costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee based upon the reasonable value of such facilities and services.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

The Company received correspondent brokerage clearing services from WFI for which it paid correspondent clearing fees of $228,012 for the year ended December 31, 2003.

(4) Litigation and Contingencies

The Company is engaged in litigation arising in the normal course of business. Although the ultimate outcome of such litigation cannot be predicted with certainty, management is of the opinion that the ultimate liability, if any, resulting from any threatened actions and proceeding will not have a material adverse effect on the Company's financial position or results of operation.

The Company has entered into offers of settlement with the NASD and SEC relating to mutual fund sales practices. The offers were accepted in February of 2004. The practices include the sale of Class A mutual fund shares without providing certain customers with a reduction in front-end loads, or sales charges, also known as breakpoint discounts and the disclosures made with the sale of Class B mutual fund shares. The offers include provisions for the payment of fines and customer restitution.

(5) Goodwill

On July 2, 2001, the stock of the Parent was acquired by WFC for $127.5 million. The transaction was treated as a purchase, which generated goodwill that was allocated to the Company. The total amount of goodwill allocated to the Company as a result of this transaction was $104,300,551.

Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Intangible Assets* (Statement 142) requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be tested for impairment at least annually. Goodwill attributable to each of the Company's reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value during 2003. Fair value was determined using a discounted cash flow methodology. Based on this impairment test, no impairment charge was necessary.

ADDITIONAL INFORMATION

H.D. VEST INVESTMENT SECURITIES, INC.

Computation of Net Capital

December 31, 2003

Total shareholder's investment	$	119,445,916
Add:		
Allowable subordinated liabilities		—
Other deductions or credits		—
Total capital and allowable subordinated liabilities		119,445,916
Deductions and/or charges (1):		
Total nonallowable assets		104,691,237
Secured demand note deficiency		—
Capital charges for spot and commodity futures		—
Other deductions and/charges		—
Other additions and/or allowable credits		—
Net capital before haircuts		14,754,679
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Trading and investment securities:		
Exempt securities		—
Debt securities		—
Options		—
Other securities		—
Undue concentration		—
Other		—
Net capital	$	14,754,679

(1) Represents certain commission and other receivables, other assets, and goodwill deducted for computation of net capital.

(Continued)

H.D. VEST INVESTMENT SECURITIES, INC.

Computation of Basic Net Capital Requirement

December 31, 2003

Net capital	$	14,754,679
Minimum net capital required, based on 6⅔% of aggregate indebtedness (AI)		1,142,672
Minimum dollar requirement		250,000
Net capital requirement		1,142,672
Excess net capital		13,612,007
Excess net capital @ 1000% (net capital – 10% of AI)		13,040,670

Computation of Aggregate Indebtedness

December 31, 2003

Total aggregate indebtedness liability from statement of financial condition	$	17,140,087
Add:		
Drafts for immediate credit		—
Market value of securities borrowed where no equivalent value is paid or credited		—
Other unrecorded amounts		—
Total aggregate indebtedness	$	17,140,087
Ratio of AI/NC		1.16 to 1

There are no significant differences between the above computations in the Company's FOCUS part IIA report as of December 31, 2003 filed on January 23, 2004.

See accompanying independent auditors' report.

H.D. VEST INVESTMENT SECURITIES, INC.

Exemptive Provisions Under Rule 15c3-3

December 31, 2003

If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "X":

(k) (1)	$2,500 capital category as per Rule 15c3-1	
(k) (2) (i)	Special account for exclusive benefit of customers maintained	X
(k) (2) (ii)	All transactions cleared through another broker-dealer on a fully disclosed basis	X

Clearing Firms	Sec #s	Product Code
National Financial Services LLC	8-26740	All
Wells Fargo Investments, LLC	8-38588	All

(k) (3)	Exempted by order of the Commission	

See accompanying independent auditors' report.

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Independent Auditors' Report on Internal Accounting Control

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

In planning and performing our audit of the financial statements and additional information of H.D. Vest Investment Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practice and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 13, 2004